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SE(18001239

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SEC MAIL PROCESSING
Received
FEB 26 2018
WASH, D.C.

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 67225

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GCMI Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19100 Von Karman Avenue, Suite 950
(No. and Street)

Irvine	CA	92612
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen G. Holmes 949-252-4600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

2367 Clubhouse Drive	Rocklin	CA	95765
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OM RMS

OATH OR AFFIRMATION

I, Stephen G. Holmes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GCMI Securities Corp., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition. Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Orange

Subscribed and sworn to (or affirmed) before me on this 19 **day of** Feb, 2018, **by** Stephen Gary Holmes, **proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.**

Signature ______ **(Seal)**

GURKAN SUZER
Commission # 2137805
Notary Public - California
Orange County
My Comm. Expires Dec 20, 2019

GCMI Securities Corp.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2017

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
916/259-1666 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm

To the Board of Directors
GCMI Securities Corp.
Irvine, CA 92612

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of GCMI Securities Corp., as of December 31, 2017 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Reserve Requirements Under Rule 15c3-3(exemption), and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption) (collectively referred to as the "financial statements"). In my opinion, the financial statements present fairly, in all material respects, the financial position of GCMI Securities Corp. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of GCMI Securities Corp.'s management. My responsibility is to express an opinion on GCMI Securities Corp.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and I am required to be independent with respect to GCMI Securities Corp. in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
I have served as GCMI Securities Corp.'s auditor since 2007.

Rockilin, CA
February 8, 2018

GCMI Securities Corp.
Statement of Financial Condition
December 31, 2017

Assets		
Cash		$164,105
Total Assets		$164,105
Liabilities and Stockholder's Equity		
Liabilities		$ -
Stockholder's Equity		
Common stock ($.01 par value, 1,000 shares authorized; 100 shares issued and outstanding)	$ 1	
Paid-in capital	49,999	
Retained earnings	114,105	164,105
Total Liabilities and Stockholder's Equity		$164,105

See accompanying notes to financial statements

GCMI Securities Corp.
Statement of Income
For the Year Ended December 31, 2017

Revenue	
Merger and acquisition fees	$543,526
Investment banking fees	297,000
Interest and dividend income	120
Total Revenue	840,646
Expenses	
Commissions (Note 4)	588,368
Licenses and permits (FINRA and SIPC fees)	17,191
Office expenses (Note 4)	12,000
Professional fees	11,502
Bank service charges	34
Total Expenses	629,095
Income Before Income Taxes	211,551
Income Tax Provision (Note 2)	-
Net Income	$211,551

See accompanying notes to financial statements

GCMI Securities Corp.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2017

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2016	100	$ 1	$ 49,999	$ 102,554	$152,554
Net Income				211,551	211,551
Dividends				(200,000)	(200,000)
Balance, December 31, 2017	100	$ 1	$ 49,999	$114,105	$164,105

See accompanying notes to financial statements

GCMI Securities Corp.
Statement of Cash Flows
For the Year Ended December 31, 2017

Cash Flows from Operating Activities	
Net income	$211,551
Net Cash Flows from Operating Activities	211,551
Cash Flows for Investing Activities	-
Cash Flows from (used in) Financing Activities	
Dividends paid to parent	(200,000)
Net Cash Flows from Financing Activities	(200,000)
Net increase in Cash	11,551
Cash - beginning of the year	152,554
Cash - end of the year	$164,105
Supplemental Cash Flow Information	
Cash paid for interest	$ -
Cash paid for income tax	$ -

See accompanying notes to financial statements

GCMI Securities Corp.
Notes to Financial Statements
December 31, 2017

Note 1 - Organization and Nature of Business

GCMI Securities Corp. (the "Company") was incorporated in the State of California on December 14, 2005. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Note 2 - Significant Accounting Policies

Basis of Presentation - The Company engages in the following types of business:

A. Merger and acquisition services;
B. Corporate finance advisory services including corporate evaluations, buyer-seller finder arrangements and investment banking referral activities; and
C. Private placement of securities (on a best efforts basis only).

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 and the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Retainers are held by the Company at the parent level and not shared with the Company since such retainers typically are less than related project start-up costs. Revenue from merger and acquisition services and private placement of securities (on a best efforts basis only) are recognized upon the successful completion of the project. Investment banking fees, including corporate finance advisory services, corporate evaluations and buyer-seller finder arrangements are also recognized upon the successful completion of the project. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period.

Income Taxes - The Company elected to be taxed as a qualified subchapter S subsidiary (Q Sub) with its parent reporting as an S Corporation for Federal and California state income tax purposes.

As a Q Sub, the Company's asset, liability, income and expense items are treated as though they were owned, held or incurred by the parent S Corporation. As provided by its tax and expense sharing agreement, all taxes are paid by the parent company, Global Capital Markets, Inc.

Note 3 - Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Note 4 - Related Party

GCMI Securities Corp. and its parent company, Global Capital Markets, Inc. (the "Parent") have entered into an expense sharing agreement whereby the Company agrees to pay the Parent $1,000 per month for tax and office expenses including rent. During the year ending December 31, 2017 the Company paid its Parent $12,000.

In addition, the Company has a fee sharing agreement with its Parent whereby a negotiated percentage, generally 70 percent, of the fees generated from joint efforts are shared with Global Capital Markets, Inc. During the year ending December 31, 2017, the fees paid to the Parent were $588,368.

It is possible that the terms of certain of the related party transactions are not the same as those that would result from transactions among wholly unrelated parties.

Note 5 - Concentration of Credit Risk

The Company is engaged in various activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 6 - Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $164,105 which was $159,105 in excess of its required net capital of $5,000. The Company's net capital ratio was 0 to 1.

Note 7 - Income Taxes

As discussed in Note 2 - Significant Accounting Policies, the Company elected to be taxed as a qualified subchapter S subsidiary (Q Sub) with its parent reporting as an S Corporation for Federal and California state income tax purposes. As a Q Sub, the Company's asset, liability, income and expense items are treated as though they were owned, held or incurred by the parent S Corporation. As provided by its tax and expense sharing agreement, all taxes are paid by the parent company, Global Capital Markets, Inc.

Note 8 - Exemption from the SEC Rule 15c3-3

Rule 15c3-3(k)(2)(i) provides an exemption from the SEC's so-called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the Company.

Note 9 - Subsequent Events

Management has reviewed the results of operations for the period of time from its year-end December 31, 2017 through February 8, 2018, the date the financial statements were available to be issued and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

GCMI Securities Corp
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
December 31, 2017

Computation of net capital	
Total ownership equity from statement of financial condition	$164,105
Nonallowable assets:	
Commissions receivable	-
Net capital	164,105
Computation of net capital requirements	
Minimum net aggregate indebtedness -	
6.67% of net aggregate indebtedness	-
Minimum dollar net capital required	5,000
Net capital required (greater of above amounts)	5,000
Excess capital	159,105
Excess net capital (net capital less 10% of aggregate indebtedness)	159,105
Computation of aggregate indebtedness	
Total liabilities	-
Aggregate indebtedness to net capital	-

Reconciliation
The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net capital per computation	164,105
Variance	
Rounding	-
Net capital per audit report	$164,105

See accompanying notes to financial statements

GCMI Securities Corp.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
as of December 31, 2017

A computation of reserve requirement is not applicable to GCMI Securities Corp. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

GCMI Securities Corp.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
as of December 31, 2017

Information relating to possession or control requirements is not applicable to GCMI Securities Corp. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
916/259-1666 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm – Exemption Report

To the Board of Directors
GCMI Securities Corp.
Irvine, CA 92612

I have reviewed management's statements, included in the accompanying GCMI Securities Corp. (the "Company") Exemption Report in which (1) GCMI Securities Corp. identified the following provisions of 17C.F.R. §15c3-3(k) under which the GCMI Securities Corp. claimed an exemption from 17 C.F.R. §240.15c3-3: ((k) (2) (i)) ("exemption provisions"), and (2) the GCMI Securities Corp. stated that the GCMI Securities Corp. met the identified exemption provisions throughout the most recent fiscal year without exception. The GCMI Securities Corp.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about GCMI Securities Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Rockline, CA
February 8, 2018

GCMI Securities Corp.
19100 Von Karman Avenue Suite 950
Irvine, CA 92612

December 31, 2017

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
Rocklin, CA 95765

Re: SEC Rule 17a-5(d) (4) Exemption Report

Dear Elizabeth:

Pursuant to the referenced rule, the following information is provided.
Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

GCMI Securities Corp. met the Section 204, 15c3-3(k)(2)(i) exemption for the period January l, 2017 to December 31, 2017.

Sincerely,

Stephen G. Holmes
CCO

Elizabeth Tractenberg, CPA

2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
Office 916/259-1666 -- Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

To the Board of Directors
GCMI Securities Corp.
Irvine, CA 92612

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, I have performed the procedures enumerated below, which were agreed to by GCMI Securities Corp. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of GCMI Securities Corp. for the year ended December 31, 2017, solely to assist you and SIPC in evaluating GCMI Securities Corp.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). GCMI Securities Corp.'s management is responsible for GCMI Securities Corp.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no adjustments;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Rocklin, California
February 8, 2018